Fund	Assets as of September 30, 2024	Minimum Bond Amount
Madison Funds	$3,557,501,656	$2,300,000
Ultra Series Fund	$1,157,941,987	$1,250,000
Madison Covered Call & Equity Strategy Fund	N/A	N/A
Madison ETFs	$262,336,677	$750,000
Total	$4,977,780,320	$4,300,000
Total Amount of Joint Bond		$5,000,000